SCHEDULE I

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian & U.S.A.
Eng Seng Ang	168 Robinson Road, #37-01, Capital Tower, Singapore, 068912	Advisor, GIC	Singapore
Justin Beber, Chief Operating Officer	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chief Operating Officer	Canadian
Jeffrey M. Blidner	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Vice Chair and Director	Canadian
Jack L. Cockwell	51 Yonge Street, Suite 400, Toronto, ON M5E 1J1	Chair of Brookfield Partners Foundation	Canadian
Bruce Flatt, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation and Director	Canadian
Janice Fukakusa	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian
Maureen Kempston Darkes	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian
Nicholas H. Goodman, Chief Financial Officer	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	President, Chief Financial Officer	U.K.
Brian D. Lawson	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Vice Chair and Director	Canadian
Rafael Miranda	Calle Serrano 21, Suite 2A, Madrid 28001 Spain	Corporate Director	Spain
The Hon. Frank J. McKenna	TDCT Tower 161 Bay Street, 35th Floor, Toronto, ON M5J 2T2	Chair, Brookfield Corporation and Deputy Chair, TD Bank Group	Canadian
Howard S. Marks	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chair of Oaktree Capital Management, L.P. and Director	U.S.A.
Cyrus Madon, Executive Vice Chair	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Executive Vice Chair	Canadian
Lord O'Donnell	One Canada Square, Level 25 Canary Wharf, London E14 5AA United Kingdom	Chair of Frontier Economics Limited	U.K.
Hutham S. Olayan	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Chair of the Olayan Group	U.S.A. & Saudi Arabia
Sam Pollock	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chief Executive Office of Brookfield Infrastructure and Director	Canadian
Satish Rai	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian
Diana L. Taylor	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.